EXHIBIT 99.1

Osisko Development Announces Supplemental Listing of Warrants

MONTREAL, May 05, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Corporation") is pleased to announce that the following common share purchase warrants of the Corporation ("Warrants") will be listed for trading on the TSX Venture Exchange (the "Exchange") effective as of the opening of markets on May 8, 2023: (i) an aggregate 7,752,916 Warrants expiring on March 2, 2027 (the "March 2027 Warrants"), and (ii) an aggregate 11,363,933 Warrants expiring on May 27, 2027 (the "May 2027 Warrants"). The March 2027 Warrants and May 2027 Warrants will be listed for trading on the Exchange under the symbols "ODV.WT.A" and "ODV.WT.U", respectively.

May 2027 Warrants

  Each May 2027 Warrant (ODV.WT.U) is exercisable to acquire one common share of the Corporation (each, a "Common Share") at an exercise price of US$10.70 per Common Share until May 27, 2027, and will be trading on the Exchange in U.S. dollars.
  The May 2027 Warrants were issued on May 27, 2022, upon the conversion of subscription receipts of the Corporation issued in connection with a non-brokered private placement of the Corporation that closed in three separate tranches on March 4, 2022, March 29, 2022 and April 21, 2022.
  All May 2027 Warrants are governed by the terms and conditions of a warrant indenture dated March 4, 2022, as amended and supplemented on March 29, 2022 and further amended and supplemented on March 17, 2023 between the Corporation and TSX Trust Company, as warrant agent (the "Non-Brokered Warrant Indenture").

March 2027 Warrants

  Each March 2027 Warrant (ODV.WT.A) is exercisable to acquire one Common Share at an exercise price of C$14.75 per Common Share until March 2, 2027, and will be trading on the Exchange in Canadian dollars.
  The March 2027 Warrants were issued in connection with a "bought deal" brokered private placement of units and subscription receipts of the Corporation that closed on March 2, 2022.
  All March 2027 Warrants are governed by the terms of a warrant indenture dated March 2, 2022, as amended and supplemented on March 17, 2023 between the Corporation and TSX Trust Company, as warrant agent (the "Brokered Warrant Indenture").

Copies of the Non-Brokered Warrant Indenture and Brokered Warrant Indenture are available on SEDAR (www.sedar.com) and on the U.S. Securities and Exchange Commission EDGAR website (www.sec.gov) under the Corporation's issuer profile.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Corporation. The Warrants and the Common Shares underlying the Warrants have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Corporation's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Corporation's project pipeline is complemented by other prospective exploration properties. The Corporation's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained in this news release including, but not limited to, those which are discussed under the "About Osisko Development Corp." paragraph which essentially describes the Corporation's outlook and objectives, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current conditions and expected future developments, results of operation outcomes of the Corporation's mineral projects, timing to advance mineral projects, the Corporation's business prospects and opportunities and estimates of the operational and financial performance, the ability and timing to obtain additional financing, if needed, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results, performance and achievements of the Corporation, its projects or industry result to differ materially from those anticipated or implied in the forward-looking information and statements. These statements reflect the Corporation's current expectations regarding future events, performance and results and speak only as of the date of this release. Risk factors that could cause actual results or events to differ materially from current expectations include, among others the ability of the Corporation to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Corporation, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Corporation's assets and businesses, competitive factors in the gold mining and production industry, changes in laws and regulations affecting the Corporation's businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of any health crises and pandemics and the governments' responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to the Corporation's filings with Canadian and United States securities regulators, including the Corporation's most recent Annual Information Form, available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.